UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 20, 2018

T-MOBILE US, INC.

(Exact Name of Registrant as Specified in Charter)

DELAWARE	1-33409	20-0836269
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12920 SE 38th Street
Bellevue, Washington		98006-1350
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (425) 378-4000

(Former Name or Former Address, if Changed Since Last Report):

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry Into a Material Definitive Agreement.

On December 20, 2018, T-Mobile USA, Inc. (“T-Mobile USA”) entered into the Thirty-Eighth Supplemental Indenture (the “Supplemental Indenture”) by and among T-Mobile USA, the guarantors party thereto and Deutsche Bank Trust Company Americas (the “Trustee”), which amends and supplements the Indenture, dated April 28, 2013, by and among T-Mobile USA, the guarantors party thereto and Deutsche Bank Trust Company Americas (as amended and supplemented, the “Indenture”).

The Supplemental Indenture effects certain amendments (the “Indenture Amendments”) to the Indenture pertaining to T-Mobile USA’s (i) Senior Reset Notes due 2023 (the “2023 Senior Notes”), (ii) 4.000% Senior Notes due 2022-1 (the “2022 Senior Notes”), (iii) 5.125% Senior Notes due 2025-1 (the “2025 Senior Notes”), (iv) 5.375% Senior Notes due 2027-1 (the “2027 Senior Notes”), (v) 4.500% Senior Notes due 2026-1 (the “2026 Senior Notes”) and (vi) 4.750% Senior Notes due 2028-1 (the “2028 Senior Notes”, and together with the 2022 Senior Notes, 2025 Senior Notes, 2027 Senior Notes and the 2026 Senior Notes, the “Post-2017 Notes”, and the Post-2017 Notes collectively with the 2023 Senior Notes, the “Notes”, and each series of the Notes, a “Series”). Deutsche Telekom AG (“DT”) holds all of the outstanding Notes of each Series and consented to the Indenture Amendments. DT is T-Mobile US, Inc.’s (“T-Mobile”) majority stockholder and a holder of a portion of T-Mobile USA’s outstanding debt, as further described in T-Mobile’s periodic reports with the U.S. Securities and Exchange Commission.

The Indenture Amendments are being effected in connection with the previously announced agreement by T-Mobile to merge (the “Merger”) a wholly-owned subsidiary of T-Mobile with Sprint Corporation (“Sprint”), pursuant to that certain Business Combination Agreement (the “Business Combination Agreement”), dated as of April 29, 2018, among Sprint, T-Mobile, SoftBank Group Corp. (“SoftBank”), DT and the additional parties thereto (the Merger, together with the other transactions contemplated by the Business Combination Agreement, the “T-Mobile Transaction”).

The Indenture Amendments, among other things, amend the Indenture (i) pertaining to the 2023 Senior Notes to increase the amount of secured debt under the Credit Facilities (as defined in the Indenture) ratio basket from the greater of (x) $9.0 billion and (y) 150% of Consolidated Cash Flow (as defined in the Indenture, as applicable to the 2023 Senior Notes) to the greater of (x) $9.0 billion and (y) an amount that would not cause the Secured Debt to Cash Flow Ratio (as defined in the Indenture, as applicable to the Post-2017 Notes) (calculated net of cash and cash equivalents) to exceed 2.00x, (ii) pertaining to all Notes to allow certain entities related to Sprint’s existing spectrum securitization notes program (the “Existing Sprint Spectrum Program”) to be non-guarantor Restricted Subsidiaries (as defined in the Indenture), provided that the aggregate principal amount of the spectrum notes issued and outstanding under the Existing Sprint Spectrum Program does not exceed $7.0 billion and provided that the principal amount of such spectrum notes shall reduce the amount available under the Credit Facilities ratio basket, (iii) pertaining to the 2025 Senior Notes to amend the maturity date from April 15, 2025 to April 15, 2021, (iv) pertaining to the 2027 Senior Notes to amend the maturity date from April 15, 2027 to April 15, 2022, and (v) pertaining to the 2025 Senior Notes to provide that T-Mobile USA shall be required to redeem 100% of the then-outstanding 2025 Senior Notes, at a price equal to 100% of the aggregate principal amount of the 2025 Senior Notes, plus accrued and unpaid interest on the 2025 Senior Notes redeemed to, but not including, the applicable redemption date, on any date that T-Mobile USA redeems or prepays any other notes or debt securities (other than the other Notes) issued by T-Mobile USA and outstanding as of April 29, 2018.

The Indenture Amendments will become effective immediately prior to the consummation of the T-Mobile Transaction.

The Supplemental Indenture is attached hereto as Exhibit 4.1. The foregoing description of the Supplemental Indenture is qualified in its entirety by reference to the full text of the Supplemental Indenture, which is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

4.1	Thirty-Eighth Supplemental Indenture, dated as of December 20, 2018, by and among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 21, 2018	T-MOBILE US, INC.

	By:	/s/ J. Braxton Carter
J. Braxton Carter
Executive Vice President and Chief Financial Officer